SCHEDULE 14A INFORMATION

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                                    AT&T Corp.
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
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



    AT&T intends to distribute the following information on June 11, 2002:



                                  [AT&T LOGO]


                                PRESENTATION TO
                       INSTITUTIONAL SHAREHOLDER SERVICES
                                 JUNE 11, 2002

                                 FINAL: 5/29/02

                                  [AT&T LOGO]

                                PRESENTATION TO
                       INSTITUTIONAL SHAREHOLDER SERVICES
                                 JUNE 11, 2002

[ADDITIONAL SCRIPT MATERIAL]

*    Target Time: 15 seconds

* Hello. I'm Mike Armstrong, Chairman and CEO of AT&T, and I'd like to welcome you to our Global Equity Offering roadshow presentation.

*    Total Presentation Target Time: [x] minutes

                                                                     [AT&T LOGO]

                                  INTRODUCTION
--------------------------------------------------------------------------------


o    J. Michael Cook
     Retired Chairman and Chief Executive Officer
     Deloitte & Touche LLP


o    Louis A. Simpson
     President and Chief Executive Officer
     GEICO Corporation


o    Charles H. Noski
     Vice Chairman and Chief Financial Officer
     AT&T


o    Marilyn J. Wasser
     Vice President - Law and Secretary
     AT&T

o    Connie K. Weaver
     Vice President - Investor Relations
     AT&T


o    Richard D. Katcher
     Partner
     Wachtell, Lipton, Rosen & Katz




2                                                                    [AT&T LOGO]

                                     AGENDA
--------------------------------------------------------------------------------


o    AT&T Restructuring Overview

o    Review of AT&T Comcast Transaction

o    Current Shareowner Proposals

     *    AT&T Comcast

          -    Merger Agreement

          -    Charter Proposal (Governance)

     *    Consumer Tracking Stock Proposal

     *    Reverse Stock Split

     *    Shareholder Proposals




3                                                                    [AT&T LOGO]

                           AT&T RESTRUCTURING OVERVIEW
--------------------------------------------------------------------------------


o    Announced October 2000

o    Objectives:

     * Build long-term shareholder value by positioning each company to succeed independently

     *    Enhance focus and financial flexibility for all businesses

o    Substantial deleveraging: achieved nearly $22B of net debt reduction in
     2001




4                                                                    [AT&T LOGO]

                           CHANGE IN TELECOM INDUSTRY
--------------------------------------------------------------------------------


                                    [BAR GRAPH]



IXC's
-----
AT&T  -15% (estimate)
WorldCom  -90% (estimate)
MCI  -80% (estimate)
Sprint  -26% (estimate)


Transport Providers
-------------------
*Global Crossing  -100% (estimate)
*Williams Comm.  -99% (estimate)
Level 3  -95% (estimate)


CLEC's
------
*Teligent  -99% (estimate)
*Winstar  -99% (estimate)


RBOC's
------
SBC  -37% (estimate)
Verizon  -27% (estimate)
BellSouth  -34% (estimate)
Qwest  -90% (estimate)


Wireless
--------
AT&T Wireless  -60% (estimate)
Sprint PCS  -64% (estimate)
Nextel -86% (estimate)
Vodafone  -66 (estimate)



(AT&T, WorldCom, MCI, Sprint, Level 3, SBC, Verizon, BellSouth, Qwest, AT&T Wireless, Sprint PCS, Nextel, Vodafone:% Change in Stock Prices from January 1, 2001

Note: Historical prices have been adjusted for spin-offs and divestitures (i.e., AT&T Wireless from AT&T).


                                                  --------------
                                                  | * Bankrupt  |
                                                  ---------------




5                                                                    [AT&T LOGO]

                           AT&T DELEVERAGING PROGRAM
--------------------------------------------------------------------------------


                                  [BAR GRAPH]


AT&T Consolidated
Net Debt (1)
(Dollars in Billons)


2Q00      51.3 billion
3Q00      55.4 billion
AT&T announces restructuring
4Q00      56.2 billion
1Q01      47.5 billion
2Q01      43.6 billion
3Q01      38.5 billion
4Q01      34.3 billion
1Q02      34.4 billion  Net Debt To Be Assumed by AT&T Comcast Corp (~ $17B)



--------------------------------------------------------------------------------
          AT&T Comcast transaction is a significant element of AT&T's on-going deleveraging program
--------------------------------------------------------------------------------


(1) Net of monetizations and cash; figures presented through 2Q01 include debt from discontinued operations.




6                                                                    [AT&T LOGO]

                       AT&T COMCAST TRANSACTION IMPROVES
                           AT&T'S FINANCIAL STRENGTH
--------------------------------------------------------------------------------


                                  [BAR GRAPH]


Net Debt / EBITDA (1)


Q                    3.674
Sprint               3.448
WCOM Inc.            2.755
AT&T                 2.549
Pro Forma AT&T       1.5
VZ                   2.137
BLS                  1.264
SBC                  1.275



Source:  Company filings.
Note: AT&T EBITDA excludes other (expense) income and pretax net (losses) earnings related to equity investments and includes Excite@Home minority interest. Pro Forma AT&T reflects spin-off of AT&T Broadband.

(1)  Net debt as of March 31, 2002.  EBITDA figures are LTM to March 31, 2002.





7                                                                    [AT&T LOGO]

                       AT&T COMCAST TRANSACTION TIMELINE
--------------------------------------------------------------------------------


                                    [CHART]


May 2001
--------
*    AT&T files preliminary proxy for Restructuring


June 2001
---------
*    Comcast initiates discussions regarding potential combination
* AT&T Board meeting - discussions should continue only if economic and corporate governance concerns addressed


July 2001
---------
*    Comcast sends unsolicited offer letter; AT&T Board reviews
*    Proposal rejected due to economic and corporate governance concerns
*    AT&T Board directs management to explore alternatives


September 2001
--------------
*    Multiple confidentiality agreements signed
*    AT&T Board reviews status
*    Meetings with Comcast and other interested parties


October 2001
------------
*    AT&T pursues best shareholder value option
*    Considers transactions and other strategic alternatives
*    Focus on value, governance and execution certainty


December 2001
-------------
*    AT&T Board reviews bids - again determined insufficient
*    Revised bids with improved economic and corporate governance terms
* AT&T Board reviews all alternatives, selects Comcast as best alternative for value, governance and execution certainty




8                                                                    [AT&T LOGO]

                            AT&T COMCAST TRANSACTION
                                PROCESS OVERVIEW
--------------------------------------------------------------------------------


o    Very active and on-going Board involvement

o Successfully executed a very competitive process to achieve the best economics and corporate governance

o Continuously received institutional investors' views and presented them to the Board

o Significant cross-ownership exists between AT&T and Comcast shareowner base

o Investors were focused on strategic and economic benefits of a combination; expressed view that governance should not be a barrier to deal execution



--------------------------------------------------------------------------------
       Process yielded a transaction with superior economics and greatly improved governance features
--------------------------------------------------------------------------------




9                                                                    [AT&T LOGO]

                                INDEPENDENCE OF
                           AT&T'S BOARD OF DIRECTORS
--------------------------------------------------------------------------------


o The Board that voted on all aspects of the Comcast merger was 100% independent with the exception of C. Michael Armstrong



     Board Members              Professional Affiliation
     -------------              ------------------------

J. Michael Cook                 Retired Chairman and CEO, Deloitte & Touche LLP

Kenneth T. Derr                 Retired Chairman, Chevron Corporation

M. Kathryn Eickhoff             President of Eickhoff Economics, Inc.

George M. C. Fisher             Retired Chairman and CEO, Eastman Kodak Company

Amos B. Hostetter, Jr.          Chairman, Pilot House Associates

Shirley A. Jackson, Ph.D.       President, Rensselaer Polytechnic Institute

Donald F. McHenry               President, IRC Group; former U.S. Ambassador

Louis A. Simpson                President and CEO, GEICO Corporation

Michael I. Sovern               President Emeritus, Columbia University

Sanford I. Weill                Chairman and CEO, Citigroup, Inc.




10                                                                   [AT&T LOGO]

                        AT&T COMCAST TRANSACTION SUMMARY
--------------------------------------------------------------------------------


o    Merger between Comcast and AT&T Broadband

o    Tax-free spin-off to shareholders

o    Values AT&T Broadband at $72 billion, implying $4,500 per subscriber*

o AT&T shareholders will receive approximately 0.32** of AT&T Comcast Corp shares for each share of AT&T (subject to adjustment)

     * AT&T Comcast may be required to issue additional shares if the class of AT&T Comcast common stock received by AT&T shareholders is not included in the S&P 500

o AT&T shareholders will own 54.8% of the economics and 60.6% of the vote of the new company under the preferred structure




*  Value from December 20, 2001 announcement.
** Adjusted for June 2002 equity offering of approximately 230 million
   AT&T common shares.




11                                                                   [AT&T LOGO]

                   MERGER CREATES THE LEADING ENTERTAINMENT,
                     COMMUNICATIONS AND INFORMATION COMPANY
--------------------------------------------------------------------------------


[AT&T COMCAST LOGO]


Pro forma Revenue:  $19.7B
Pro forma EBITDA:   $4.8B


                           [MAP OF THE UNITED STATES]

Seattle             1.0
Portland            0.4
Salt Lake City      0.3
Sacramento          0.6
Bay Area            1.8
Los Angeles         0.5
Denver              0.6
Twin Cities         0.3
Dallas              0.6
Chicago             1.7
Detroit             1.0
Nashville           0.3
Atlanta             0.6
Jacksonville        0.3
Miami               0.8
Harrisburg          0.5
Pittsburg           0.6
Baltimore/
  Washington        1.5
Philadelphia        1.8
NY/NJ/CT            0.8
Boston/Hartford     2.2


o Creates most attractive, highly-clustered cable footprint with 38M homes passed and 22M subscribers

o Potential for scaling new and innovative products and services to consumers (telephony, high-speed internet, video-on-demand)

o    Experienced management and employees

o    Financial strength and flexibility


--------------------------------------------------------------------------------
     New company represents the superior value opportunity for shareholders
--------------------------------------------------------------------------------


Note: Financial data from page III-7 of May 14, 2002 proxy; EBITDA excludes other income, pretax equity earnings (losses), asset impairment, restructuring and other charges.




12                                                                   [AT&T LOGO]

                          IMPROVED ECONOMICS FOR AT&T
                                  SHAREHOLDERS
--------------------------------------------------------------------------------


                         Original Proposal         Final Proposal      Additional Value for
                               (July)                (December)        AT&T Shareholders ($B)
                         -----------------         --------------      ----------------------

Comcast Shares
Issued                       1.0525B                   1.235B                $ 7.1 (1)

Debt and Other
Liabilities Assumed          $13.5B                    $24.9B                11.4

Other Assets
Acquired                                               Time Warner           TBD
                                                       Entertainment



--------------------------------------------------------------------------------
              Implied Per Subscriber Valuation for AT&T Broadband

       July 2001                ----------->            December 2001

   $3,700 - $4,000                                          $4,500

--------------------------------------------------------------------------------


(1)  Based on December 19, 2001 closing Comcast stock price of $38.07.




13                                                                   [AT&T LOGO]

                         IMPROVED CORPORATE GOVERNANCE
                         FOR AT&T COMCAST SHAREHOLDERS
--------------------------------------------------------------------------------


Comcast
-------

o    Roberts family has 3% of stock but 87% of vote

o    Roberts family controls all matters requiring shareholder approval

o    Comcast shareholders have few corporate governance-based rights




AT&T Comcast
-----------

o    Roberts family voting rights limited to 33% of voting rights

o    For 10 years:

     * Roberts family cannot receive a control premium not shared with public shareholders

     * Roberts family cannot sell shares outside family without approval of public shareholders

o    Majority of Board to consist of independent directors

o For 2005 election and beyond, independent directors are the majority of the nominating committee

o Shareholders have right to elect all directors after first full year of new Company's operations

o Annual election of all directors (67% of S&P 500 companies have staggered elections)

o    Shareholders have ability to nominate and replace directors




14                                                                   [AT&T LOGO]

                        RISKS OF VOTING AGAINST THE AT&T
                           COMCAST CHARTER PROVISION
--------------------------------------------------------------------------------


o    Voting down the charter provision effectively terminates the merger

o    Failure to complete merger leaves AT&T with a large debt burden

o Alternative debt-reduction strategies could result in lower value for AT&T shareholders, have onerous tax consequences, and have execution risk

o Other strategic alternatives offered less attractive economics and corporate governance, and higher execution risks

o    No assurance that Comcast will renegotiate charter provisions




15                                                                   [AT&T LOGO]

                          AT&T CONSUMER TRACKING STOCK
                                    PROPOSAL
--------------------------------------------------------------------------------


o Maximize value to shareholders by creation of separate securities for distinctly different businesses

     *    Consumer - income-oriented investors

     *    Business - value-oriented investors

o Due to regulatory and financial limitations, tracking stock was best alternative

o Anticipated to be a tax-free distribution to shareholders; not a targeted public offering

o    Issue when and if appropriate market receptivity exists

o    Expected to have a meaningful dividend

o No negative corporate governance tie-ins bundled into creation of tracking stock

     * Tracking stock incentive thresholds and employee stock purchase plans meet ISS guidelines

o    Voting rights balanced to economic interest




16                                                                   [AT&T LOGO]

                               DIFFERENTIATION OF
                             AT&T CONSUMER SERVICES
--------------------------------------------------------------------------------


     --------------------------------------------------------------------
     Business Strategy /           o    Strategic standalone business
     Growth Initiatives                 with industry-leading assets

     --------------------------------------------------------------------

     Management                    o    Includes complete leadership
                                        team, including CEO; extensive
                                        experience in relevant industries

     --------------------------------------------------------------------

     Financial Strength            o    Prudent capitalization; strong
                                        balance sheet of parent

     --------------------------------------------------------------------

     Dividend Policy               o    2/3rds of current dividends would
                                        be allocated to tracking stock

     --------------------------------------------------------------------

     Operating Performance         o    Consistently met or exceeded
                                        expectations




17                                                                   [AT&T LOGO]

                              REVERSE STOCK SPLIT
--------------------------------------------------------------------------------


o 1-for-5 reverse stock split reduces shares outstanding from 3.6 billion to approximately 700 million

     * Shares outstanding will be in line with level prior to cable acquisitions

     * Targeted for implementation concurrent with the close of the AT&T Comcast transaction

     * Authorized common shares proportionately reduced to eliminate excess issuable shares

o     Maintains maximum flexibility for institutional holders

o     Brings stock price in line with other companies in broad market indices




18                                                                   [AT&T LOGO]

                                CONCLUSION: AT&T
                        RESTRUCTURING PROPOSALS SUMMARY
--------------------------------------------------------------------------------


o AT&T Comcast provides AT&T shareholders with best value and future growth prospects for AT&T Broadband business

o AT&T Comcast merger results in best deleveraging outcome for the remaining AT&T enterprise and best foundation for shareholder value creation

o Consumer Services Tracking Stock offers potential value in appropriate market conditions, and provides greater transparency to distinctly different businesses

o AT&T Comcast and Tracking Stock governance issues were carefully considered and addressed by the AT&T Board of Directors

o    Failure to support AT&T Comcast charter puts shareholders at risk



--------------------------------------------------------------------------------
                     We urge AT&T shareholders to vote FOR
                          the restructuring proposals
--------------------------------------------------------------------------------




19                                                                   [AT&T LOGO]

The following contain "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information,
future events or otherwise.   This information is presented solely to provide
additional information to further understand the results of AT&T.

AT&T has filed a proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders. Information regarding such officers and directors is included in AT&T's proxy statement for its 2002 annual meeting of stockholders filed with the Securities and Exchange
Commission on May 14, 2002.   This document is available free of charge at
the SEC's internet site or from AT&T as described above.